Exhibit 10.1

July 22, 2011

Thomas Powell

[Address Intentionally Omitted]

Dear Tom:

On behalf of Teleflex Incorporated (the “Company”), I am pleased to confirm our offer of employment as Senior Vice President, Finance. Your target starting date is Monday, August 1st, 2011. You will be based at our Corporate facility in Limerick, Pennsylvania and report directly to me.

Base Salary: Your compensation package includes a bi-weekly salary of $13,076.92, which amounts to an annualized salary of $340,000.00.

Employee Benefits: You are eligible to sign up for benefits coverage on the first day of the month following the date your employment begins. You will have the option to enroll in medical, dental and vision coverage, employee assistance program, 401(k), deferred compensation program and short and long-term disability. In addition, your benefits package also includes $500,000 in life insurance coverage and 4 weeks of vacation.

Under the company’s current executive benefit policy subject to the company’s discretion, you will receive an auto allowance of $800.00 per month, which is treated as taxable income.

Annual Incentive Plan (AIP): In addition to your base salary, you will be eligible to participate in the Annual Incentive Plan (AIP) with a target payout of 45% of your base salary. This Plan is designed to provide an annual cash incentive award to eligible exempt employees, subject to achievement of certain performance criteria established on an annual basis. You will be guaranteed a bonus payment of approximately $65,000 for the 2011 performance year, based on your August 1st hire date.

Restricted Stock and Options: You will be eligible for a new-hire grant of $162,500 (approximately 13,125 shares) in Stock Options vesting 1/3 per year for three years and $87,500 (approximately 1,500 shares) in shares of Restricted Stock, vesting 100% on a 3-year cliff basis. Grants are subject to approval at a future meeting of the Compensation Committee of the Company’s Board of Directors after your employment date. The final number of Shares / Options will be determined based on an internal value calculation on the date of the grants. Fidelity Investments, our stock plan administrator, will send you a welcome packet shortly after your grant is approved. It will include details on activating your account to view plan documents and vesting details. You will also be eligible for future grants based on your performance and the Company’s financial performance beginning in February 2012. Your guideline for future annual grants, subject to the discretion of the Compensation Committee, will be $170,000 (approximately 8,925 shares in stock options and 1,030 shares in restricted stock). In the event of a change in control, accelerated equity vesting will be provided per the terms of the 2008 Stock Incentive Plan.

Sign-On Bonus: In addition to your salary, you will be eligible for a one-time Sign-On Bonus of $100,000. This Sign-On Bonus will be paid in a lump sum within 90 days from your start date. The Sign-On Bonus will be treated as taxable income. Should you voluntarily terminate your employment with Teleflex or be involuntarily terminated for cause within one (1) year of your date of hire you will be responsible to re-pay your sign-on bonus.

Relocation Assistance: You are eligible for executive relocation to assist with your move in accordance with the Company’s relocation policy managed by Cartus. This includes the following exceptions to the relocation policy to accommodate your personal needs:

•	Thirty days temporary living, plus leased housing for up to an additional 5 months, or up until the sale of your home, whichever is shorter.

•	A “personal travel” allowance, for trips to and from your residence, of up to a value of $6,000.

Please be aware that you will be expected to repay any relocation payments made to you or on your behalf if you leave the Company before completion of one year of service. You will be contacted by a Cartus relocation specialist to initiate your move. Eligible reimbursements under the Cartus program will be grossed up for tax purposes.

Severance and Change In Control Benefits: In the event your employment with the Company is terminated by the company without cause or otherwise for “good reason” (terms to be mutually agreed upon), other than within twelve months after the occurrence of a change in control of the Company (as defined in the Executive Change In Control Agreements in place between the Company and its senior executive officers), you shall be entitled to continuation of salary for a period of twelve months after your effective date of termination (the “General Severance Period”). In the event your employment with the Company is terminated by the company without cause or otherwise for “good reason” (terms to be mutually agreed upon), within twelve months after the occurrence of a change in control of the Company, you shall be entitled to continuation of salary for a period of twelve months after your effective date of termination plus your AIP bonus at target (the “CIC Severance Period”). During the General or CIC Severance Period, you shall also be entitled to continuation of your medical and dental benefits.

As a condition to the Company’s obligation to pay the severance compensation and provide the benefits outlined above, upon your termination of employment you shall be required to sign, and not revoke, a general release in favor of the Company in form and substance satisfactory to the Company.

You acknowledge and agree that you shall not be entitled to any severance benefits other than those specified above.

This offer of employment is contingent upon your successful completion of a background check and a drug test. Neither this offer nor any other written or verbal communication is intended to create a contract of employment or a promise of long-term employment. All employment with Teleflex is at-will. As a condition of employment, you will be required to sign an acknowledgement form stipulating compliance with the Teleflex Code of Ethics Program as well as a copy of our standard form agreement covering confidentiality, assignment of inventions, and competition.

Tom, we are excited and pleased to extend this offer to you and look forward to having you join Teleflex. We believe you will make a significant contribution to our growth and future success. I sincerely hope that you are excited about this offer and opportunity to join the Teleflex Team. Please give me a call if you have any questions.

Sincerely,

/s/ Richard A. Meier

Richard A. Meier
Executive Vice President and Chief Financial Officer

Acceptance of Offer:

/s/ Thomas Powell	7/23/2011
Thomas Powell	Date